Exhibit 4.2(c)

“CONFIDENTIAL TREATMENT REQUESTED. CONFIDENTIAL PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED AND HAVE BEEN SEPARATELY FILED WITH THE COMMISSION.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.”

DEED dated          March 16th, 2001

BETWEEN:

AUTOGEN RESEARCH PTY LIMITED ABN 84 074 636 847 of 210 Kings Way, South Melbourne, Victoria 3205 (“Autogen”);

AND

LIPHA S.A. of 37 rue Saint Romain, 69379 Lyon, CEDEX 08 France (“Lipha”)

RECITALS

A.                                   In April 1999 the parties entered into an agreement (“Research and Licence Agreement”) including both diabetes and obesity fields setting out the terms and conditions for the provision for certain Stage 2 Research (as defined in that agreement) services by or through Autogen.

B.                                    The parties now agree to further extend and vary the Research and Licence Agreement subject to the terms and conditions of this deed.

AGREEMENT

1.             EXTENSION OF TERM

With effect on and from 1 July 2000 the parties agree that the term of the Research and Licence Agreement is extended until 30 June 2006 (“Extended Term”) (unless the Research and Licence Agreement is earlier terminated in accordance with its terms).  During the Extended Term the terms and conditions of the Research and Licence Agreement will continue to apply except to the extent to which they are inconsistent with anything set out in this deed, in which case the provisions of this deed will prevail to the extent of the inconsistency.

2.             PAYMENT AND RESEARCH PROPOSAL DURING EXTENDED TERM

During the Extended Term:

(a)                                  the payment program set out in Schedule 1 to this deed will be substituted for any payment program previously applying under the Research and Licence Agreement; and

(b)                                 the research proposal set out in Schedule 2 to this deed will be substituted for any research proposal previously applying under the Research and Licence Agreement provided that such research proposal will be reviewed by the parties and updated once during each year of the Extended Term.

EXECUTED AS A DEED

THE COMMON SEAL of	)
AUTOGEN RESEARCH PTY LIMITED	)
ABN 84 074 636 847 was hereunto affixed	)
in accordance with its Constitution	)
in the presence of:	)

Director/Secretary	Director

THE COMMON SEAL of LIPHA S.A.	)
was hereunto affixed in accordance	)
with its Constitution in the	)
presence of:	)

Director/Secretary	Director

SCHEDULE 1

Funding 1 July 2000 to 30 June 2001 as attached.

Payable by Lipha to Autogen as follows:-

Funding consists of quarterly net payments of Euros[*] made in advance.  The first installment of Euros[*] is to be paid on or about the date of this deed with the second, third and fourth installments to be paid respectively in October 2000, January 2001, March 2001 and June 2001.

SCHEDULE 2

Budget (July 2000 – June 2001)

Salaries (plus on costs)

[*]           Post-doctoral fellows

[*]           Graduate Research Assistants

[*]           Full time equivalent (part time) Research Assistants

EUROS [*]

Consumables

Project 1 [*]	Euros	[*]

Project 2 [*]	Euros	[*]

Project 3 [*]	Euros	[*]

Project 4 [*]	Euros	[*]

Sub-total: consumables			[*]

Sub-total: Personnel			[*]

Equipment			[*]

Sub-total			[*]

Infrastructure costs (20%)			[*]

Total			Euros [*]

Milestones (July 2000 - June 2001)

Beacon

July - September 2000

[*] (76 aa) production at Silenus.

[*] (73 aa and 75 aa) as 6XHis and GST fusion protein.

MAb - Production in bags from two selected lines.

PAb - Test and assess sera from two rabbits. [*] promoter - cloning and expression.

Inducer effects on [*] gene expression - in different cell lines - by Taqman.

[*] / CLK - co-expression and co-immunoprecipitation.

Cloning of hCLKl, 2, 3 and 4 isoforms.

ICV studies - “A” animals - dose response studies.

In vitro studies - setting up of functional assays and macroarrays.

October - December 2000

[*] (76 aa or 73 aa if available) production at Silenus.

[*] (73 aa and 75 aa) expression and purification - optimization.

MAb -A, B and C, fed and fasted animals by immunohistochemistry.

PAb - Test, assess and process sera from third and fourth rabbits.

[*] promoter - identification of additional promoter and enhancer elements, analysis of inducer effects.

[*] / CLK - co-expression and co-immunoprecipitation - comparison of four hCLKs.

ICV studies with “B and C” animals - infusion with optimized amounts.

In vitro studies - glucose and fatty acid uptake measurements. Macroarrays to identify differentially expressed genes.

January - March 2001

[*] (73 aa or 75 aa) production -protease free and homogeneous [*].

[*] (73 or 75 aa) production at Silenus.

PAb - Immunohistochemistry studies with purified antisera from third and fourth rabbits.

[*] promoter - optimize high through put screening assay.

[*] / hCLK - effects on down stream [*] signaling events with the best interacting hCLK.

ICV studies with “A” animals - 73 or 75 aa [*] infusion with optimized amounts.

In vitro functional studies with 73 aa [*] - glucose and fatty acid uptake, effects on insulin responsiveness.

GST-pull down assays - to fish for other, if any proteins interacting with [*].

April - June 2001

PAb - Immunohistochemistry studies with other animal models with the most reactive antisera.

[*] promoter - continue with optimization of high through put screening assay.

[*] / hCLK - complete signaling studies, optimize high through put assay for drug screening.

ICV studies with “B and C” animals - 73 or 75 aa [*] infusion with optimized amounts.

In vitro functional studies - take leads from macroarray results and set up studies with the interesting genes.

Studies with other [*] interacting proteins identified from GST-pull down assay.

Band 55

July - September 2000

Gene expression profile in 3T3-Ll - glucose treatment effects.

Yeast 2 hybrid screen -sequence analyze 4 candidate interacting clones.

Cloning and expression - fragments of and full length B55 as 6XHis fusion products.

PAbs - characterization of antisera - B55 expression in tissues and transfected cells.

Adenoviral expression - cloning and in vivo recombination of B55, B55 with N- and C-terminal tags into adenoviral vectors.

Antisense oligos - design and testing of oligos in cell culture.

October - December 2000

Yeast 2 hybrid screen - isolation of full length clones of interacting partners, sequencing, subcloning into expression vectors.

Expression and purification - recombinant 6XHis-B55 fusion proteins. Recombinant protein production at Silenus.

PAbs - begin immunizing rabbits with recombinant B55.

Adenoviral expression - production of B55 adenoviral stocks in 293A cells.

In vitro functional studies with B55 Adenovirus.

Localization studies by immunohistochemistry.

January - March 2001

Co-expression and co-immunoprecipitation - B55 and the candidate interacting partners.

Signaling pathway - set up assays to analyze downstream signaling events.

GST-pull down assays with C- and N-terminal recombinant B55 fragments - identify other strongly interacting proteins.

A second Y2H screen to isolate other interacting clones from human liver cDNA library.

Cloning and expression of B55 promoter.

Studies with Biacore - fractionation of tissue homogenates by chromatography methods - test for interaction with immobilized B55.

April - June 2001

To further characterize the B55 interacting partners and their functional roles.

Continue with B55 promoter studies.

Set up high through put assays for drug screening based on either B55 promoter driven reporter activity or interaction between B55 and one of the interacting partners.

H24

July - September 2000

Preliminary ICV infusion studies with chemically synthesized peptide.

Immunization of rabbits with KLH-H24 conjugates.

October - December 2000

Further ICV infusion studies to analyze the dose dependent effects.

ICV infusion of A, B and C animals - to study the differences in response to treatments with peptide.

To analyze the test bleeds from rabbits for effective immune response.

January - March 2001

If the results from the previous quarter are encouraging, the following plan, modified as necessary, will be adapted to understand the functional role of H24 in energy homeostasis.

To affinity purify the antipeptide antisera and characterize for specificity.

Immuno-localization studies with crude and purified antisera.

To perform a set of in vitro functional studies using novel protein delivery techniques such as “Trojan peptides”.

April - June 2001

As we have in the case of other genes, to implement techniques such as Yeast 2 hybrid analysis, GST-pull down assay and Biocore sensor systems to identify the H24 interacting proteins.

[***]

July - September 2000

Measurement of [***] in tissue samples, C2C12 and L6 cells by Western blotting. Antisense - inhibition of [*] 3 expression in cells, analysis by Real time PCR. [*] expression clone - plasmid preps and restriction mapping.

Over expression of [*] in C2C12 cells and assay for effects on fatty acid uptake and insulin responsiveness.

October - December 2000

In vivo functional studies with best performing antisense oligos - monitor changes in [*] levels.

Complete in vitro studies with [*].

Construct recombinant [*] Adenovirus and prepare viral stocks.

January - March 2001

Adenoviral mediated expression of [*] - in vitro functional studies in cell culture. In vivo functional studies - IP and IM delivery of Adenoviral [*].

April - June 2001

Continue with in vivo functional studies.

If a physiological relationship between changes in [*] and [*] levels to the diabetic or obese state of the animals is once established, methods to modulate endogenous levels of [*] activity will be investigated.

[*] - Research Proposal

Hypothesis

Increased expression of [*] in hypothalamus is found to be associated with increased food intake and increase in body weight.

Background

[*] was initially discovered by the technique of differential display PCR, screening hypothalamic mRNA from lean vs obese Psammomys obesus. [*] gene expression in the hypothalamus positively correlated with the percentage of body fat. Intracerebroventricular infusion of [*] resulted in a dose dependent increase in food intake and body weight and increased hypothalamic expression of neuropeptide Y. The predicted protein product of [*] consists of 73 amino acids. Amino acid sequences deduced from human and mouse expressed sequence tags show 100% homology with P.obesus [*], indicating that the protein is highly conserved between species. Strong homology (81%) was found with C. elegans protein and a weak similarity to Arabidopsis thaliana ubiquitin-like protein 8.

[*] was also found to be expressed in various other tissues tested indicating its ubiquitous presence. In yeast two hybrid system, [*] has been found to interact with human homolog of mouse CLK4 (CDC like kinase). It is possible to predict a role for [*] in the downstream insulin signaling pathway involving [*] and [*].

Our current efforts are directed towards understanding the precise functional role of [*] in the modulation of energy balance and develop a high through put screening assay for evaluation of drugs that interact with [*].

Research Plan

Recombinant [*]:

Conditions for production of recombinant GST-[*] fusion protein and [*] cleaved off of GST have been optimised. The cleaved protein comprises the complete 73 amino acid [*] with additional three residues aReceived over 200 mg of GST-[*] fusion protein and about 20 mg of cleaved [*] from Selinus, to whom we contracted the process. We are currently verifying the purity and yield of the samples. The samples will be used for raising and screening polyclonal and monoclonal antibodies to [*] as well as for functional studies.

Monoclonal and Polyclonal antibodies:

Mice immunized with Pinpoint-[*] fusion protein were utilized for making monoclonals. GST-[*] is used for screening to select out pinpoint and select [*] specific hybridomas. Three lines from first fusion are currently being characterized for specificity. Single cell cloning and screening is under way for five positives from second fusion.

Four rabbits are currently being immunized with GST-[*]. The titers from first test bleeds of two of the animals are found to be low. However, we would expect the titers to improve on further boosts. We will try to enrich the sera for [*] specific antibodies by removing the GST reactive antibodies by affinity adsorption.

Antibodies will be used for immunolocalization and functional studies.

[*] promoter:

We are currently subcloning 0.8 and 1.2 kb upstream sequence from the transcription start site in human beacon gene into promoter less pCAT vector. Promoter activity in the selected sequence will be analyzed by expression of the constructs in few different cell lines. Specific promoter elements will be further analyzed by screening of different fragments of promoter positive sequence.

We aim to establish a rapid luciferase reporter assay for high throughput drug screening based on alteration of [*] promoter activity.

[*] / CLK interaction:

It is important to demonstrate that true interaction occurs between endogenously expressed [*] and CLK4 and may even be with other forms of CLK such as CLK1 and 2. We will isolate and sequence human homolog of CLK4. We will coexpress [*] and CLK4 as Flag, Myc or HA fusion proteins in selected cell lines. We will verify endogenous interaction between the two proteins by immunoprecipitation. Further, we will isolate human CLKI, 2 and 3 isoforms and examine the anticipated interaction with [*], if occurs, by similar experiments.

Once the CLK / [*] interaction is established, we will develop a rapid screening assay in an ELISA plate format for screening drugs that modulate the interaction between the proteins. We will produce recombinant proteins either in cell culture or bacteria. We have options to incorporate different tags such as Alkaline phosphatase, GST, biotin or radioactive label for convenient monitoring of the interaction.

(For more details refer to the attached proposal on “[*] / CLK interaction - HTS assay development”).

Other [*] interacting proteins:

Using GST-[*], currently available in the lab, we will perform “GST-pull down assay” with fresh tissue homogenates from Sand rat and attempt to isolate, obtain partial sequence and identify the specifically interacting proteins. Further experiments will be designed based on the nature of proteins discovered to be interacting with [*].

Immunolocalization of [*]:

Level and location of expression of [*] in the brain may have important implications in the maintenance of energy balance in animals and humans. Using the monoclonals and polyclonals prepared in house, a series of experiments will be performed to examine and compare the precise location and level of expression of [*] in the brains of Sand rats: lean / obese, fed / fasted, and also in different animal models such as ob/ob, db/db, tub etc.,

We will be able to further elucidate the [*] signaling pathway by examining co-localization of [*] with other signaling peptides in the brain such as NPY, CART, POMC, leptin using respective antibodies.

[*] treatment - functional role:

Considering the significant effect the treatment with [*] peptide has on animals, we plan to perform a series of in vitro and in vivo functional studies with the available recombinant [*].

In vivo functional studies:

We will repeat the in vivo ICV fusion experiments we have earlier carried out with [*] peptide with the full length recombinant protein and examine whether similar or different physiological changes in the animals follow. While we are more certain of a role for [*] in the CNS signaling, we do not yet know whether it is a secreted protein, exerting in addition some other regulatory effects on other organs. To address this question, we will design experiments to treat animals with intra-peritoneal injections of [*] and monitor any changes taking place in the animals food intake, plasma insulin and glucose levels, body weight and observe for any other symptoms animals develop compared to the control treated animals.

(Refer to the attached “In vivo functional studies with full length [*]”)

In vitro functional studies:

Effect on glucose and fatty acid uptake:

On a simpler level, we will treat adipocytes (differentiated 3T3-L cells) and muscle cells (C2C12 or L6 cells) with varying concentrations of [*] and examine the changes in cells ability to take up glucose, fatty acid in response to with or without insulin. The results should indicate to us the role if any [*] plays in altering the insulin sensitivity of tissues such as liver and muscle. We have optimized a method to analyze fatty acid uptake and are currently working on standardizing method to analyze glucose uptake in cells.

Differential gene expression:

There is no evidence to think that the molecular pathways [*] is linked to will be simple. The level of [*] present in the animal may determine the expression levels of various genes that in turn may determine the level of food intake of the animal.

In cell culture, we will treat adipocytes and GT1-7 cells with two or three different concentrations of [*], isolate mRNA, prepare labeled cDNA and probe hypothalamic and liver macroarrays using the procedures established in our laboratory. On further analysis, we will be able to identify the genes whose expression levels are significantly up or down regulated as a result of [*] treatment. We will if necessary, vary the treatment times (12h, 24h or 48h) and [*] concentrations (2, 5, 10 μM).

The information obtained will assist us in further elucidation of function of [*].

[*] / CLK interaction - HTS assay development

A.		Be / hCLK4 Evidence from Y2H Evidence from Y2H (p)	C.	Isolate the full length hCLK 1, 2,3 & 4
		¯		¯
B.		Confirm the interaction by Co-expression and IP	D.	Confirm the interaction by Co-expression and IP

¯

	E.	In vitro screening assay

¯

	F.	High Throughput Screening

¯

	G.	Re-screen the hits to confirm

¯

	H.	Gene expression / Biochemical changes in cell model Resulting from disruption of Be / CLK interaction

¯

	I.	In vivo studies

Abbreviations:

Be = Beacon, CLK = CDC like kinase, (p) = partial clone, AP = Alkaline phosphatase, GST = Glutathione S-transferase,

HTS = High throughput screening, IP = Immunoprecipitation.

B.            Confirmation of [*]/hCLK4 interaction

A yeast two-hybrid (Y2H) screen using human brain cDNA library has identified CLK as a potential binding partner to [*]. The CLK sequence identified was partial and showed high sequence homology to mouse CLK4. We will further pursue to establish the biological relevance of this interaction.

Aim:

To confirm the interaction between [*] and hCLK4 using co-expression and immunoprecipitation.

Principle:

Clone [*] into the epitope tagged vector pCMV-myc.

Clone partial hCLK4 into the epitope tagged vector pCMV-HA.

Co-transfect COS-7 or 293T cells.

Prepare cell lysates.

Perform immunoprecipitation with Anti-myc or Anti-HA antibodies. Western blot and confirm co-immunoprecipitation of [*]/hCLK4.

[*]/hCLK4 (partial) co-immunoprecipitation:

A commercially available kit, designed specifically for confirming two-hybrid interactions, has been purchased to facilitate these studies.

In the preliminary studies, we will utilise the partial hCLK4 clone obtained from Y2H screening. We also have plans (See section C) to clone the full length version and repeat the described co-immunoprecipitation experiments.

Alternatives:

If no inter-action between [*] and hCLK4 is detected using the epitope-tagged vector set, a number of alternate options are available.

For example, should either protein express poorly in transfected cells, a GST Pull-down’ assay could be employed to allow confirmation. of the [*]/IzCLK4 interaction. Specifically, cell lysates prepared from cells overexpressing tagged hCLK4 can be incubated with either GST or GST-[*]

coupled beads. Following incubation, bound proteins are eluted and subsequently analysed by western blotting.

The epitope-tagged vector set that will be used in studies listed above only allows for the expression of N’-terminal tagged proteins. Should the presence of N’-terminal tags on either protein result in disruption of the [*]/hCLK4 interaction, alternate C’-terminal and N’-terminal tagged vectors are available.

C.            Determination of full-length, hCLK4 mRNA sequence

We will employ 5’ RACE to obtain hCLK4 complete cDNA, hitherto unidentified member of the human CLK family. In addition, as the partial hCLK4 sequence we have contains the highly conserved CLK active domain, it is possible that other members of the CLK family may also interact with [*]. To validate this hypothesis, we will clone all members of the CLK family and test their ability to interact with [*].

Aim:

Using 5’ RACE, determine the full-length mRNA sequence for hCLK4 and clone the predicted ORF into C’ and N’-terminal epitope tagged mammalian expression vectors.

Using the published mRNA sequences for hCLKl, 2 & 3, ORF’s will be isolated and cloned into C’ and N’-terminal epitope tagged mammalian expression vectors.

Parallel Studies:

Isolation of genes encoding ISR, CLK homologues will be also be attempted. At this stage, however this work is of lesser priority in terms of the proposed research plan.

D.            Interaction of [*] other members of the hCLK family

Studies of [*]/hCLK interaction will essentially follow those described previously in section B. It is envisioned that the outcomes of testing [*] interaction, with all CLK members, will allow for further elucidation of [*] action in vivo.

Aim:

To confirm the interaction between [*] and full-length hCLK4 using co-expression and immunoprecipitation.

To identify protein:protein interactions between [*] and hCLKl, 2 & 3.

Principle:

Refer to section B.

Alternatives:

If interaction between [*] and hCLK family members is not detected using the epitope-tagged vectors, alternate options are available such as the GST ‘pull-down’ assay described in section B.

Interaction of [*] with other hCLK members could also be validated and quantified using the Y2H system.

E.             In vitro screening assay

Based on our studies in section D, we will select the particular isoform of human CLK that best interacts with [*] and set up a simple in vitro system for drug screening.

Aim:

To develop a simple assay system in a microtiter plate format using CLK and [*] as Binding partners I & II (BP I & II) or vice versa.

Principle:

Coat the plate with BP I.

Add BP II fused / conjugated to an assay tag. Wash the excess unbound BP II.

Assay for the bound tag.

CLK / AP-[*] interaction assay:

We will standardize the methods to produce large quantities of recombinant CLK using either GST or 6XHis fusion vectors.

We will produce required amounts of AP-[*] (Alkaline phosphatase fused [*]) in cell culture using the protocols, already developed in this laboratory.

We will try to establish an interaction assay using CLK as BP I and AP-[*] as BP II.

The binding efficiency will be determined by assaying for Alkaline phosphatase activity.

Alternatives:

In the event we do not achieve the required levels of binding efficiency or detection sensitivity, we will try to implement other tags and detection systems and evaluate their performance in the binding assay.

For example, it should be possible to substitute AP-[*] in the above method with GST-[*] and assay for GST.

Compared to [*], AP and GST are large proteins and may interfere in the binding of [*] to CLK in which case we will try to substitute 125I labeled [*] for AP-[*] and assay for interaction by measuring the bound radioactivity.

Proximity based fluorescence detection systems with reporter / quencher tags are novel, sensitive and appear to work well even for low affinity interactions. However, it will be our last option since it requires outside resources and special equipment for obtaining tagged proteins and to carry out the screening.

F.             High throughput screening

At Lipha.

G.                                    Re-screen the hits to confirm

At Lipha.

H.            Gene expression / Biochemical changes in cell model

It is predictable that the disruption of the interaction between [*] and CLK could result in changes in expression of the genes involved in the down stream signaling pathway. On the other hand the changes could be biochemical in nature effecting the immediate signaling events.

It is possible for us to design experiments using established cell lines such as GT1-7 or 3T3-L. We can treat the cells with the compounds of interest, isolate mRNA and probe macro array membranes to identify the genes that show altered gene expression in response to the treatment.

We will be able to employ Anti-phospho tyrosine and Anti-phospho serine antibodies to study the changes in the overall phosphorylation and dephosphorylation patterns resulting as a consequence of the treatments rendered.

In Vivo Functional studies with full length [*]

Hypothesis:

Full-length [*] (73aa) will affect food intake and body weight in Psammomys obesus.

Background:

[*] is a novel gene overexpressed in the hypothalamus of obese animals that encodes a small (73 amino acid) protein. [*] mRNA gene expression in the hypothalamus was measured using TaqMan PCR and was positively correlated with percentage body fat (p<0.01) and body weight in Psammomys obesus (p<0.05). A 33 amino acid fragment of the predicted [*] protein was chemically synthesized to test for in vivo effects of [*] administration in lean, non-diabetic Psammomys obesus. Intracerebroventricular infusion of the 33-amino acid [*] fragment (3-30 μg/d) for 7 days resulted in a dose-dependent increase in food intake (p<0.05) and body weight (p<0.001), and resulted in a 2-fold increase in hypothalamic expression of neuropeptide Y (NPY; p<0.005), measured using TaqMan PCR.

Research Plan:

We currently have a supply of GST-[*] (obtained from Silenus). 6-8mg of cleaved GST-beacon is available, consisting of the 73aa [*] with an additional 3 amino acids at the N-terminus. GST-[*] is cleaved with thrombin for removal of the GST tag. The preparation was assayed for the presence of active Thrombin by using a fresh sample of GST-[*] as a substrate. We did not see any visible Thrombin activity. We feel that the Thrombin activity in [*] samples is either very low or none present. We are looking into having the samples tested using more traditional, plasma clotting assays as well to confirm the results.

It is difficult to predict what effects does the GST-[*], slight contaminant present in the sample will have on treated animals. We may in future have a cleaner preparation of [*]. However, we decided to use the [*] preparation available as it is and conduct in vivo studies.

In the next two or three weeks, we will be performing the ICV studies using group A animals. Initially, an identical protocol to that in the Nature manuscript will be performed with the 76aa [*]. A dose-response of 0, 3, 15 and 30 μg /day will be administered to n=8 animals in each group, as summarized in the timeline below. Timeframe for the completion of this study would be 6-8 weeks.

ICV cannulation	Implantation of pump
¯	¯
Day 0	5		10		17		24
Recovery		Recovery		Baseline		Treatment
*******
Body weight, glucose, insulin	Body weight, glucose, insulin		Body weight, glucose, insulin		Body weight, glucose, insulin		Body weight, glucose, insulin

* Body weight and food intake measured daily during the treatment period.

An assessment needs to be made after this study. If the 76aa [*] does have an effect in Group A animals, we should test for similar effects in Group B and Group C animals. The experimental design would be the same as used in Group A animals above, however the time frame would be longer (16 weeks) as Group C animals are less common than Group A animals.

If 76aa [*] has effects on food intake and body weight in Group A animals, a calorimeter study should be conducted to investigate effects on substrate oxidation and energy expenditure. The protocol used would be the same as for the 33aa [*] experiments in Group A animals. The study would involve 8 treated and 8 control animals, with the [*] dosage determined from the food intake study. A summary of the experimental protocol is presented below.

B55 Research Plan

B55 Hypothesis:

B55 plays a role in the pathophysiology of type 2 diabetes mellitus and is potentially a target for anti-diabetic agents.

Background:

Band 55 was discovered in the liver of fasted compared to fed animals using the differential display technique. This pattern of expression was confirmed by real-time PCR. Band 55 was also found to be over-expressed in adipose tissue in response to fasting and in the liver in response to a two-week energy restriction. There is no difference in liver Band 55 expression between A, B and C in the fed state. Band 55 mRNA is 1155 nucleotides long and encodes a 189 amino acid protein. The protein sequence is predicted to have one transmembrane domain and overexpression studies in mammalian cells using epitope-tag vectors have indicated that Band 55 is a plasma membrane protein. Experiments conducted in HepG2 cells have shown a tenfold increase in expression of Band 55 in response to high glucose media compared to low glucose media. With addition of fatty acids to the cells, Band 55 expression was generally reduced in a dose-dependent manner. Overall these results suggest that Band 55 expression is modulated by metabolic signals and may be involved in the pathophysiology of type 2 diabetes in Psammomys obesus.

Research Plan:

Gene Expression Profiling

Finalising/repeating 3T3-L1 glucose treatment effects on B55 expression (3 weeks part time).

Yeast-Two Hybrid Screen

Identifying proteins that interact with full-length B55 using a human liver cDNA expression library.

ICV cannulation	Implantation of pump		4h		24h		24h
			calorimeter		calorimeter		calorimeter
¯	¯		¯		¯		¯
Day 0	5		10		17		24

Recovery		Recovery		Baseline		Treatment
*******
Body weight, glucose, insulin	Body weight, glucose, insulin		Body weight, glucose, insulin		Body weight, glucose, insulin		Body weight, glucose, insulin

* Body weight and food intake measured daily during the treatment period.

If 76aa [*] affects food intake/body weight in Group B and Group C animals, this calorimeter study will need to be conducted in these groups also.

In addition, after analysing the results of the ICV experiments we will also perform studies of IP [*] administration in group A animals. After a 7-day baseline period, animals will be administered [*] via a single daily IP injection for a period of 7 days. A dose-response of 0, 3, 15 and 30μg/day will be administered to n=8 animals in each group, and body weight, food intake, blood glucose and plasma insulin concentrations will be monitored. Timeframe for the completion of this study would be 6-8 weeks. Once again, results of these studies in Group A animals will determine whether similar experiments will be conducted in Group B and C animals.

So far, 30 clones have been identified as preliminary positives and 4 clones were further identified as containing potential interacting proteins due to induction of all three reporter genes (clone 10, 25, 27 and 28, all are yet to be sequenced).

To complete this study, need to finish screening for proteins that interact with B55 (>1 million transformants tested), confirm potential interactions and isolate plasmid DNA and obtain the sequence of the potential B55 protein partners identified (3 months part time).

Polyclonal Antibody

Very small amounts of B55 polyclonal antibody are beginning to be produced.

Need to finish isolating and purifying significant amounts of B55 polyclonal antibody, which will include performing Westerns and confirming specificity of the antibody for B55 (2-3 months full time).

Once the antibody is produced immunoneutralisation studies and cellular localisation studies are planned.

Recombinant B55 Expression

This study is ongoing and B55 has been expressed in E. coli using the GST-expression system, however the protein cannot be solubilised using this system. We will have to redo this experiment in new system, possibly 6His tag

(2 months to complete pilot expression work, part time).

B55 Adenoviral Vector construction

It is estimated that PC2 classification should be completed within one month. After this, work on the construction of the adenoviral vector can continue.

The recombinant adenoviral vector production will be completed using the AdEasy kit and then overexpression of B55 will be confirmed in vitro (3 months part time).

Adenoviral B55 in vitro and in vivo Treatments

After construction of the adenoviral vector is completed (in 4 months time)

•                  Test adenoviral B55 effects on glucose uptake, fat uptake and insulin effects in 3T3L 1 and Hep-G2 cells (2-3 months part time).

•                  Administer adenoviral vector to P. O. from groups A, B and C (n=8). Should be able to begin this study: collect animals, begin run-in/baseline period, treat animals within 6 months (4 months to complete full study).

Antisense Antagonism of B55 Expression

We currently have designed 3 antisense oligonucleotides and 1 control oligonucleotide. Testing of these has just begun and further characterisation and testing of B55 AS oligonucleotides is continuing (1-2 months full time).

To confirm decreased gene expression and protein expression in vitro Northern and Western blots may be performed (1 month full time).

Using the most potent antisense oligonucleotide (or combination of oligos) in vitro treatments with functional AS oligonucleotide and control oligonucleotide in HepG2 and 3T3-Ll cells can begin, including glucose and insulin treatments, glucose uptake studies (basal and insulin stimulated), and fat uptake studies (3-4 months part time)

B55 Localisation Studies

After polyclonal antibody is produced and specificity confirmed (2 months), examination of B55 localisation in sections of liver, adrenal gland and brain from P. O. can begin (9 animals, 1 month full time).

Continuing studies will include expression of B55 in lean/obese, fed/fasted P. O. and different animal models of obesity (ob/ob, Zuckers) (6 animals each study, 4 months full time).

H24 Research Proposal

Hypothesis

H24 plays a role in body weight regulation in the hypothalamus.

Background

H24 was discovered by differential display of hypothalamic cDNA. Taqman real time PCR showed that gene expression was greater in the hypothalamus of A animals than B and C animals, and there was a negative correlation with body weight, percent body fat and plasma insulin levels. Gene expression was also increased in the fasted state, to a larger extent in A and B animals. The H24 gene was found to be expressed only in the brain and testes, and not in muscle, adipose tissue, liver, heart or kidney. Expression in testes is interesting given the link between body weight regulation and reproduction. The H24 protein is predicted to be only 22 amino acids long, the N terminal end of which is hydrophobic and the C terminal end hydrophilic.

Research Plan

l. Further characterization of H24 expression in Psammomys obesus

A Northern blot will be performed to check that the transcript size predicted from 5’ RACE is correct and that we have the full transcript sequence. The Northern blot will also be able to identify if there are any splice variants and both brain and testis RNA will be examined. 3’ RACE has to be finalised as well although we are fairly sure that we have the 3’ sequence.

Taqman PCR will be performed on NPY, leptin and [*]-treated hypothalamus to examine H24 gene expression after these treatments.

Hypothalamic RNA will be extracted from the chronic energy restriction study currently being performed and Taqman PCR used to quantitate H24 gene expression levels.

2. Search for a human homologue

An ANGIS Notify has been set up to check new sequences entered onto GenBank database for homology to H24 on a daily basis. In the meantime, 3 approaches will be used to look for a human homologue to H24.

Once the Northern blots are working on Psammomys obesus brain, Northerns will be performed with human brain RNA. Cross species Northerns have been tried with band 55 and a single band of the expected size was seen in human liver RNA with a Psammomys obesus RNA probe.

If no band can be seen by Northern blot or expression levels are too low, a Southern blot will be performed with human genomic DNA. Genomic DNA will be cut with a number of restriction enzymes and probed with a H24 DNA probe.

The final approach will be to probe a human brain cDNA library to try and pull out a human H24 clone.

3. Functional studies

The H24 peptide is currently being chemically synthesised and should arrive early July. It will be used to ICV treat Psammomys obesus animals to examine if it has an effect on food intake, body weight or glucose or insulin levels. 8 A, 8 B and 8 C animals will be treated with 30 ug/day for 7 days and if an effect is seen 15 ug and 3 ug doses will be administered into further animals to establish a dose response.

Polyclonal antibodies will be raised to H24. H24 conjugated to KLH will be made and injected into rabbits. After 4 months (including 2-3 boosters), the antibodies will be isolated and purified, including Westerns to confirm the specificity of the antibody for H24.

[*] Research Plan

Hypothesis

Altered expression/activity of [*] contributes to type 2 diabetes.

Background

Several methods of gene discovery simultaneously identified the various components of this system as being differentially expressed in obese, type 2 diabetic Psammomys obesus. Differential display PCR in muscle of Psammomys obesus was used to identify [*] and microarray analysis showed differential expression of calpastatin in diabetic animals. Subsequent analyses demonstrated that [*] was overexpressed in the muscle of diabetic animals and the expression of this proteolytic enzyme was associated with blood glucose concentration independent of body weight and plasma insulin levels. Both fasting and 2-week dietary energy restriction significantly reduced the expression of CAPN3. In addition, calpastatin (CAST; endogenous inhibitor of [*]) gene expression was significantly reduced by fasting and dietary energy restriction in muscle. CAST was also overexpressed in the liver of diabetic and obese animals. Together these results suggest that dysregulation within the [*] system may be involved in the pathophysiology of obesity and/or type 2 diabetes in Psammomys obesus.

Research Plan

1.             Measurement of [*]

A number of previous studies report the use of SDS-PAGE gels to quantitate the amount of [*] present in tissue samples, and to measure breakdown of [*] (eg. Fry et al., Acta Physiol. Scand. 1997; 161:473). The specificity of the fragments observed using SDSPAGE are confirmed by Western blot. We will utilise this technique to investigate the levels of intact and degraded [*] in a number of skeletal muscle tissues obtained from lean, obese and diabetic Psammomys obesus.

Frozen muscle samples will be serially sectioned using 40~Lm sections. 5 sections from each sample will be placed into 1.0ml of lysing buffer containing 10% (w/v) glycerol, 5% (v/v) b-mercaptoethanol and 2.3% (w/v) SDS in 62.5 nmo1/L Tris-HCL (pH 6.8), and heated for 10 min at 65°C. 15μ1 of the extract will be loaded on 3-6°io gradient SDS-polyacrylamide gels (pH 8.4) with 3% stacking gels (pH 6.8) and electrophoresed for 21h at 120V. Protein bands will be visualised using silver staining and quantitated using optical densitometry.

Western blots will be used to verify the identity of [*] bands on the gels, using a monoclonal anti-[*] clone T11 antibody (available from Sigma, St. Louis, MO). Immunoreactivity will be visualised with an anti-mouse secondary antibody and horseradish peroxidase chloro development reagent 4-chloro-l-napthol (Bio-Rad, Hercules, CA).

[*] content will also be measured in C2C12 and/or L6 cells

(1 month F/T)

TOTAL - 1 month

2.             Inhibition of CAPN3 expression in vitro and in vivo

We will synthesise antisense oligonucleotides specific to the CAPN3 gene and test these for effects on glucose/fat uptake and [*] levels and degradation.

Design 3-4 antisense oligonucleotides, test the oligonucleotides in cell culture (C2C12) using:

•several different concentrations

•different combinations

Using the most potent antisense oligo (or combination of oligos):

•do Real time PCR to show decreased gene expression and protein production after treatment with antisense oligonucleotide

(3 months F/T)

Following the demonstration of [*] inhibition using antisense oligonucleotides in the C2C12 muscle cell line, oligos will be injected intramuscularly into the hind limbs of Psammomys obesus. The animals will be monitored for a 2 week period for changes in food intake, energy expenditure, body weight, blood glucose and plasma insulin concentrations.

(3 months F/T)

TOTAL - 6 months

3.             Effect of overexpression of CAPN3 in muscle cell lines

We will be requesting from Koichi Suzuki from the University of Tokyo the mammalian expression vector that has been cloned with p94. If we are able to get this vector we will transfect and measure glucose and fatty acid uptake in response to insulin in C2C12 and/or L6 cells. If overexpression is achieved and a significant difference is observed then we will proceed to adenoviral work.

(2 months F/T)

4.             Effect of overexpression of CAPN3 using an adenovirus

An adenoviral vector will be constructed to produce overexpression of CAPN3 both in vivo (Psammomys obesus) and in vitro (C2C12 cells). The virus will be constructed using AdEasy kit (Quantum Biotechnologies). Once we have confirmed overexpression of CAPN3 by the recombinant adenoviral vector, it will be administered locally in the hind limb skeletal muscle of Psammomys obesus from groups A (lean, healthy), B (overweight, insulin resistant) and C (obese, diabetic; n=8 for each group). The animals will be monitored for a 2 week period for changes in food intake, energy expenditure, body weight, blood glucose and plasma insulin concentrations. SDS-PAGE and Western blotting will be used to measure intact and degraded [*] levels in various muscle tissues from animals treated with the recombinant adenovirus.

Construction of adenoviral vector-[*] months (1/2 time)

Time-course experiments + physiological experiments - [*] weeks (1/2 time)

TOTAL - [*] months